Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THIRD QUARTER RESULTS FOR 2015

Tel Aviv, Israel, November 30, 2015, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) ("Elbit" or the "Company") announced today its results for the third quarter of 2015.

Three months ended September 30, 2015 compared to corresponding period in 2014

The Company’s loss for the three months period ended September 30, 2015 (“Q3 2015”) amounted to NIS 2 million.

Consolidated income, revenues and gain for Q3 2015 amounted to NIS 51 million (US$ 14 million) compared to NIS 284 million in the corresponding period in 2014 (“Q3 2014”).

•
Revenues from sale of commercial centers decreased to nil in Q3 2015 compared to NIS 196 million in Q3 2014. Such revenues in Q3 2014 was mainly attributable to the sale of commercial centers by our 44.9% subsidiary, Plaza Centers N.V. ("PC"), in Serbia and the sale of a land plot in Romania.

•
Rental income from commercial centers decreased to NIS 19 million (US$ 5 million) in Q3 2015 compared to NIS 28 million in Q3 2014.  The decrease was mainly attributable in the sale of the Kragujevac commercial center in Q3 2014 and the sale of the Koregaon Park commercial center in Q2 2015.

•
Cost of commercial centers decreased in Q3 2015 to NIS 13 million (US$ 3 million) compared to NIS 217 million in Q3 2014. The decrease was mainly attributable to (i) the cost of commercial centers and plots sold by PC during Q3 2014 in the amount of NIS 198 million and (ii) a decrease in expenses resulting from a decrease in the rental income of the commercial centers as mentioned above

•
Revenues from hotels operation and management decreased in Q3 2015 to NIS 31 million (US$ 8 million) compared to NIS 49 million in Q3 2014. The decrease was mainly attributable to the sale of our hotels in Antwerp, Belgium in June 2015.

•
Costs and expenses of hotels operation and management decreased in Q3 2015 to NIS 26 million (US$ 7 million) compared to NIS 42 million in Q3 2014. The decrease in expenses resulted from a decrease in the revenue from hotels operation and management as mentioned above

•
General and administrative expenses amounted to NIS 2 million (US$ 0.6 million) in Q3 2015 compared to NIS 8 million in Q3 2014. The decrease was mainly attributable to the efficiency measures taken by the Company in Q3 2015 reducing the general and administrative costs in the Company’s headquarters.

•
Share in losses of associated, net amounted to NIS 14 million (US$ 4 million) in Q3 2015 compared to NIS 10 million in Q3 2014. Such losses in Q3 2015 were mainly attributable to the Company's medical device investments and to impairment of trading property by an associated company in India.

•
Financial income, net in Q3 2015 amounted to NIS 14 million (US$ 4 million) compared to financial expenses, net in the amount of NIS 51 million in Q3 2014. The decrease of NIS 65 million (US$ 17 million) is mainly attributable to the following:

o
A decrease in interest expenses and CPI-linked borrowing expenses, net in the amount of NIS 36 million (US$ 10 million) mainly due  to (i) financial gain of NIS 51 million (US$ 14 million) attributed to self-repurchase of two banks loans by  PC's wholly owned subsidiary with  a face value of  EUR 20.4 million for the consideration of EUR 8.5 million, offset by: (ii) an increase in PC's interest expenses in the amount of 15 million (US$ 4 million)  mainly due to the higher effective interest rate of its debentures following the completion of PC's debt restructuring at the end of 2014.

o
A decrease in the amount of NIS 46 million (US$ 12 million) in exchange rate losses mainly attributable to changes in the exchange rate between the Euro and NIS on PC’s notes, which are recorded in NIS and are measured in Euro.

•	Offset by:

o	An increase in the amount of NIS 17 million (US$ 5 million) in non-cash expenses as a result of changes in fair value of financial instruments which are measured at fair value through profit and loss.

•
Write-down and other expenses, net increased in Q3 2015 to NIS 10 million (US$ 3 million) compared to income in the amount of NIS 15 million in Q3 2014. The expenses in Q3 2015 were mainly attributable to write down of trading property by PC and to initiation expenses related to our project in India.

•	Loss before income tax amounted to NIS 1 million (US$ 0.3 million) in Q3 2015 compared to NIS 29 million in Q3 2014.

•	Income tax amounted to NIS 1 million (US$ 0.3 million) in Q3 2015 compared to tax benefits in the amount of 1 million in Q3 2014.

•	Loss from continuing operations amounted to NIS 2 million (US$ 0.6 million) in Q3 2015 compared to NIS 28 million in Q3 2014.

•	Income from discontinued operations, net, amounted to nil in Q3 2015 compared to NIS 4 million in Q3 2014.

•
Loss for Q3 2015 amounted to NIS 2 million (US$ 0.6 million) (NIS 23 million attributed to the equity holders of the Company) compared to NIS 32 million in the corresponding period in 2014 (all attributed to the equity holders of the Company).

•
Shareholders' Equity as of September 30, 2015 amounted to NIS 364 million (US$ 93 million) out of which an amount of NIS 29 million (US$ 7 million) is attributed to the controlling interest and amount of NIS 335 (US$ 85 million) is attributable to the non-controlling interest.

About Elbit Imaging Ltd.
Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii)  Hotels - hotels operation and management. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Residential projects - initiation, construction and sale of residential units or plots designated for residential located primarily in India.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2014, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:
Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com

ELBIT IMAGING LTD.
CONSOLIDATED BALANCE SHEETS

	September 30	December 31	September 30
	2 0 1 5	2 0 1 4	2 0 1 5
			Convenience
			translation
	(in NIS thousands)		US$'000

Current Assets
Cash and cash equivalents	229,137	323,182	58,409
Short-term deposits and investments	36,144	47,967	9,213
Trade accounts receivables	16,222	24,067	4,135
Other receivables	18,013	27,217	4,592
Inventories	3,583	2,803	913
	303,099	425,236	77,262
Assets related to discontinued operation	885	63,466	226
	303,984	488,702	77,488
Non-Current Assets
Trading property	1,566,127	1,875,937	399,217
Deposits, loans and other long-term balances	23,492	27,226	5,988
Investments in associates	294,069	349,537	74,960
Property, plant and equipment	651,166	919,911	165,987
	2,534,854	3,172,611	646,152

	2,838,838	3,661,313	723,640

Current Liabilities
Short-term credits	407,842	207,193	103,962
Suppliers and service providers	12,404	22,288	3,162
Payables and other credit balances	55,479	99,162	14,142
	475,725	328,643	121,266
Liabilities related to discontinued operation	-	30,342	-
	475,725	358,985	121,266

Non-Current liabilities
Borrowings	1,858,882	2,425,503	473,842
Other liabilities	72,330	92,377	18,438
Deferred taxes	68,196	71,211	17,383
	1,999,408	2,589,091	509,663

Shareholders' Equity
Attributable to equity holders of the Company	29,093	231,979	7,416
Non controlling Interests	334,612	481,258	85,295
	363,705	713,237	92,711

	2,838,838	3,661,313	723,640

ELBIT IMAGING LTD.
CONSOLIDATED INCOME STATEMENTS

	Nine months ended		Three months ended		Year ended	Nine months ended
	September 30		September 30		December 31,	September 30
	2 0 1 5	2 0 1 4	2 0 1 5	2 0 1 4	2 0 1 4	2 0 1 5
	(in NIS thousands)					Convenience
						translation
						US$'000
Income revenues and gains
Revenues
Revenues from sale of commercial centers	182,315	195,635	-	195,635	201,571	46,473
Revenues from hotels operation and management	116,309	146,253	31,303	49,505	197,007	29,648
Total revenues	298,624	341,888	31,303	245,140	398,578	76,121

Gains and other
Rental income from Commercial centers	63,885	87,896	19,442	27,962	113,661	16,285
Gain from sale investees	-	11,301	-	11,301	11,301	-
Total gains	63,885	99,197	19,442	39,263	124,962	16,285
Total income revenues and gains	362,509	441,085	50,745	284,403	523,540	92,406

Expenses and losses
Hotels operation and management	99,963	127,548	26,460	42,280	173,918	25,481
Commercial centers	267,647	262,168	12,747	217,408	291,864	68,225
General and administrative expenses	10,560	25,383	2,293	7,836	39,785	2,692
Share in losses of associates, net	39,718	27,389	14,280	10,086	17,298	10,126
Financial expenses, net	167,081	245,801	(13,963)	50,827	302,716	42,590
Financial gain from debt restructuring	-	(1,610,111)	-	319	(1,616,628)	-
Write down, charges and other expenses(income), net	(15,241)	409,911	10,129	(14,981)	531,042	(3,885)
	569,728	(511,911)	51,946	313,775	(260,005)	145,229

Profit (loss) before tax benefits	(207,219)	952,996	(1,201)	(29,372)	783,545	(52,823)
Income tax expenses (tax benefits)	2,988	2,994	959	(1,237)	(2,287)	762
Profit (loss) from continuing operations	(210,207)	950,002	(2,160)	(28,135)	785,832	(53,585)
Profit (loss) from discontinued operation, net	7,036	625	(193)	(3,967)	(1,475)	1,793
Profit (loss)for the period	(203,171)	950,627	(2,353)	(32,102)	784,357	(51,792)

Attributable to:
Equity holders of the Company	(120,120)	1,129,198	(23,319)	(31,711)	1,008,999	(30,622)
Non controlling interest	(83,051)	(178,571)	20,966	(391)	(224,642)	(21,170)
	(203,171)	950,627	(2,353)	(32,102)	784,357	(51,792)

ELBIT IMAGING LTD.
CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS

	Nine months ended		Three months ended		Year ended	Nine months ended
	September 30		September 30		December 31,	September 30
	2 0 1 5	2 0 1 4	2 0 1 5	2 0 1 4	2 0 1 4	2 0 1 5
	(in NIS thousands)					Convenience
						translation
						US$'000

Profit (Loss) for the period	(203,171)	950,627	(2,353)	(32,102)	784,357	(51,792)

Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange differences arising from translation of foreign operations	(63,071)	6,355	34,246	12,792	24,262	(16,077)
Reclassification adjustments relating to foreign operations disposed of in the year	(32,454)	-	-	-	-	(8,273)
Gain (loss) from cash flow hedge	1,445	(783)	732	(598)	702	368
Loss from available for sale investments	-	(11,868)	-	(17,147)	(11,329)	-
	(94,080)	(6,296)	34,978	(4,953)	13,635	(23,982)

Items not to be reclassified to profit or loss in subsequent periods:
Additions during the period	7,947	(25)	(8,063)	5,887	(79,393)	2,026

Other Comprehensive income (loss)	(86,133)	(6,321)	26,916	934	(65,758)	(21,956)

Comprehensive income (loss)	(289,304)	944,306	24,565	(31,168)	718,599	(73,748)

Attributable to:
Equity holders of the Company	(196,461)	1,125,818	(5,458)	(33,024)	958,878	(50,082)
Non-controlling interest	(92,843)	(181,512)	30,023	1,856	(240,279)	(23,666)

	(289,304)	944,306	24,565	(31,168)	718,599	(73,748)

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock- based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Attributable to share- holders of the company	Non Controlling interest	Total shareholders' equity
	(in thousand NIS)

Balance - January 1, 2015	-	1,055,056	(201,848)	130,549	49,527	(734,176)	(67,129)	231,979	-	231,979	481,258	713,237
Profit (loss) for the period	-	-	-	-	-	-	(120,120)	(120,120)	-	(120,120)	(83,051)	(203,171)
Other comprehensive income (loss)	-	-	1,267	(10,383)	-	(84,937)	17,712	(76,341)	-	(76,341)	(9,792)	(86,133)
Transaction with non-controlling interest	-	-	(6,728)	-	-	-	-	(6,728)	-	(6,728)	(54,771)	(61,499)
Stock-based compensation expenses	-	-	-	-	303	-	-	303	-	303	968	1,271
Balance - September 30, 2015	-	1,055,056	(207,309)	120,166	49,830	(819,113)	(169,537)	29,093	-	29,093	334,612	363,705

Balance - January 1, 2014	38,069	871,288	(181,862)	202,283	48,812	(755,886)	(1,086,820)	(864,116)	(168,521)	(1,032,637)	624,007	(408,630)

Profit (loss) for the period	-	-	-	-	-	-	1,129,198	1,129,198	-	1,129,198	(178,571)	950,627
Other comprehensive income (loss)	-	-	(12,471)	(8,016)	-	9,116	7,991	(3,380)	-	(3,380)	(2,941)	(6,321)
Issuance of shares	-	314,220	-	-	-	-	-	314,220	-	314,220	-	314,220
Transaction with non-controlling interest	-	-	2,461	-	-	-	-	2,461	-	2,461	1,515	3,976
Treasury stock and old stock cancellation	(38,069)	(130,452)	-	-	-	-	-	(168,521)	168,521	-	-	-
Out of consolidation	-	-	-	-	-	-	-	-	-	-	2,277	2,277
Classification	-	-	-	-	-	-	-	-	-	-	1,604	1,604
Stock-based compensation expenses	-	-	-	-	477	-	-	477	-	477	3,205	3,682
Balance - September 30, 2014	-	1,055,056	(191,872)	194,267	49,289	(746,770)	50,369	410,339	-	410,339	451,096	861,435

(*)           includes transactions with non-controlling interest reserve and hedging reserve.

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock- based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Attributable to share- holders of the company	Non- Controlling interest	Total shareholder's equity
		Convenience translation, U.S.$'000

Balance - December 31, 2014	-	268,941	(51,454)	33,278	12,624	(187,147)	(17,109)	59,133	-	59,133	122,676	181,809
Profit (loss) for the year	-	-	-	-	-	-	(30,622)	(30,622)	-	(30,622)	(21,170)	(51,792)
Other comprehensive income (loss)	-	-	323	(2,647)	-	(21,651)	4,515	(19,460)	-	(19,460)	(2,496)	(21,956)
Stock based compensation expenses	-	-	-	-	78	-	-	78	-	78	218	296
Transaction with non controlling interest	-	-	(1,713)	-	-	-	-	(1,713)	-	(1,713)	(13,933)	(15,646)

Balance - September 30, 2015	-	268,941	(52,844)	30,631	12,702	(208,798)	(43,216)	7,416	-	7,416	85,295	92,711